Exhibit 99.1

Quantum Selects Sapiens P&C Software Suite

Greenfield African operator to benefit from Sapiens IDIT’s modern, agile, cloud-deployed platform that is accessible from all devices

Holon, Israel – May 4, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Quantum II Ltd. (Quantum) – a new entrant in Mauritius’ property and casualty (P&C) and medical products direct insurance market – has selected the Sapiens IDIT Software Suite as its centralized solution.

Quantum, which is owned by Hertshten Group, an international investment firm headquartered in Mauritius, will launch its direct insurance business with the modern and agile IDIT platform running in the cloud, enabling the organization to provide a unique, digitalized and seamless customer experience that will be accessible from any device. Sapiens’ comprehensive solution suite will provide the foundation for Quantum’s goal to launch direct insurance operations in numerous African countries.

Sapiens IDIT supports international and domestic markets via its multi-company, multi-branding, multi-currency and multi-lingual capabilities. The solution supports diverse lines of business within a single policy, offers several insured objects and assets, and dynamic questionnaires.

“We chose Sapiens based on its proven ability to quickly deliver a software suite featuring rich functionality and the most modern technology,” said Ashok Prayag, chief executive officer at Quantum.

“Sapiens offered the best fit and technology, with built-in cost savings and industry best practices,” added Evan Hochstein, chief information officer at Hertshten Group.

“Our state-of-the-art technology has been proven to enable insurers to enter markets quickly with new and innovative products, while reducing their total cost of ownership,” said Gary Sherne, president of Sapiens’ General Insurance and Reinsurance division. “We look forward to establishing a long and mutually beneficial partnership with Quantum.”

About Hertshten Group

Incorporated in March 2005 and registered in Mauritius, the Hertshten Group is regulated by the Financial Services Commission in Mauritius, a globally-recognized regulatory authority.

Hertshten Group’s strategic aim is to create and build complementary businesses with high growth potential in developing economies on a global scale. The Group’s global geographical presence allows it to explore opportunities and to diversify its portfolio.

Quantum Insurance, incorporated in 2014, is a start-up insurance company serving customers in Mauritius initially. Quantum serves commercial, institutional and individual customers through its innovative, modern platform. It offers property-casualty and general insurance services and is the first to offer fully integrated end-to-end online direct insurance solutions in Mauritius.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com